SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BELLSOUTH SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2015	16

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
BellSouth Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the BellSouth Savings and Security Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the BellSouth Savings and Security Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets held (at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the BellSouth Savings and Security Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dallas, Texas /s/ Ernst & Young LLP
June 17, 2016

BELLSOUTH SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2015	2014
ASSETS
Investment in AT&T Savings Group Investment Trust	$621,259	$632,821
Investments, at fair value	1,618,132	1,698,911
Total Investments (See Note 4)	2,239,391	2,331,732

Notes receivable from participants	65,809	64,110
Participant contributions receivable	2,164	-
Employer contributions receivable	666	-
Interest receivable	420	458
Total Receivables	69,059	64,568

Total Assets	2,308,450	2,396,300

LIABILITIES
Administrative expenses payable	809	801
Due to broker for securities purchased	14,160	27,276

Total Liabilities	14,969	28,077

Net Assets Available for Benefits	$2,293,481	$2,368,223

See Notes to Financial Statements.

BELLSOUTH SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2014	$2,368,223

Additions to Net Assets:
Contributions:
Participant contributions	69,433
Employer contributions	22,984
Rollover contributions	6,580
98,997
Investment Income:
Net income from investment in AT&T Savings Group Investment Trust	14,505
Interest	1,624
Dividends	59,498
75,627

Interest income on notes receivable from participants	2,702

Total Additions	177,326

Deductions from Net Assets:
Distributions	222,820
Net depreciation in fair value of investments	27,857
Administrative expenses	1,391

Total Deductions	252,068

Net decrease	(74,742)

Net Assets Available for Benefits, December 31, 2015	$2,293,481

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTION

The BellSouth Savings and Security Plan (Plan) is a defined contribution plan originally established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible nonmanagement employees of participating BellSouth companies to save on a regular and long-term basis. In December 2006, BellSouth was acquired by AT&T Inc. (AT&T or the Company). The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan participates in the AT&T Savings Group Investment Trust (Group Trust) with respect to the AT&T Stable Value Fund option only. The Bank of New York Mellon Corporation (BNY Mellon) serves as trustee for both the Group Trust and the trust holding the Plan's assets, known as the Bell South Savings and Security Plan Trust. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plan. During 2015, participants could invest their contributions in one or more of 12 funds in 1% increments:

• AT&T Shares Fund	• DFA U.S. Small Cap Value Portfolio
• Bond Fund	• DFA International Value Portfolio II
• Vanguard Growth Index Fund	• DFA U.S. Large Cap Value Portfolio II
• Fidelity Growth and Income Portfolio	• T. Rowe Price Mid-Cap Growth Fund
• Balanced Fund	• Indexed Stock Fund
• LifePath Funds (based on retirement date)	• Interest Income Fund (known as the AT&T Stable Value Fund) *

* Investment fund option of the Group Trust

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants' contributions based on the provisions of the Plan. All contributions are participant directed.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year.  Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant's account.  During 2015, Plan participants elected to receive $1,546 in dividend distributions. This amount is included in distributions on the Plan's statement of changes in net assets available for benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee's fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collectively bargained agreements.  In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses  Each participant in the Plan may be charged for investment manager fees and administrative expenses, including, trustee and other expenses considered reasonable by the Plan administrator.  Investment manager fees are charged through the applicable investment option.  Administrative fees are divided on a pro rata basis among investment options of the participant.  An additional fee is charged to individual participants for various services provided by the Plan's recordkeeper and other service providers. Certain expenses are paid by the Plan, Group Trust, or Company.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value except those investments that are fully benefit responsive which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities (OTC) and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques such as Black-Scholes option price models, simulation models, or a combination of various models.

Common/collective trust funds and 103-12 investment entities (i.e. an investment entity that holds the assets of two or more plans which are not members of a related group or employee benefit plan) are valued at quoted redemption values that represent the net asset values of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Group Trust invests in fully benefit-responsive synthetic guaranteed investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Standards

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (ASU 2015-07). ASU 2015-07 removes the requirement to categorize investments for which fair value is measured using the net asset value per share practical expedient within the fair value hierarchy. These disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. Management has decided to adopt ASU 2015-07 for the reporting period ending December 31, 2015 with full retrospective application as required by the guidance.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient" (ASU 2015-12). ASU 2015-12 eliminates the requirement to group and disclose investments within the fair value hierarchy on the basis of nature, characteristics and risk. Investments will only be required to be disclosed by general type. Additionally, investment strategies for assets valued on the basis of Net Asset Value per share which are held in funds that file a Department of Labor Form 5500 as a Direct Filing Entity will no longer be required to be disclosed. ASU  2015-12 also eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Management has elected to adopt ASU 2015-12 for the reporting period ended December 31, 2015 with full retrospective application as required by the guidance.

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets and liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted market prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2015 and 2014.

See Note 4 for fair value hierarchy for the Group Trust's and Plan's investments.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 4. INVESTMENTS

The Plan held investments in its own trust and in the Group Trust (through participation in the Interest Income Fund, also known as the AT&T Stable Value Fund) as of December 31, 2015 and 2014, and for the year ended December 31, 2015.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015:

	Plan Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
AT&T common stock	$430,786	$-	$-	$430,786
Mutual funds or exchange-traded funds	811,905	-	-	811,905
U.S. government securities	3,405	64,270	-	67,675
Corporate debt instruments	-	22,119	-	22,119
Municipal debt instruments	-	9,020	-	9,020
Futures	(8)	-	-	(8)
Total assets in fair value hierarchy	$1,246,088	$95,409	$-	$1,341,497
Investments measured at net asset value:
Index stock fund[1]				151,386
Blended equity & debt[2]				103,601
Bond index fund[3]				21,648
Total assets at fair value				$1,618,132

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014:

	Plan Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
AT&T common stock	$462,710	$-	$-	$462,710
Mutual funds or exchange-traded funds	862,730	-	-	862,730
U.S. government securities	912	68,131	-	69,043
Corporate debt instruments	-	35,831	-	35,831
Municipal debt instruments	-	7,066	-	7,066
Futures	30	-	-	30
Total assets in fair value hierarchy	$1,326,382	$111,028	$-	$1,437,410
Investments measured at net asset value:
Index stock fund[1]				148,353
Blended equity & debt[2]				94,276
Bond index fund[3]				18,872
Total assets at fair value				$1,698,911

1 This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the "S&P 500®").  There are currently no redemption restrictions on this investment.

2 This category includes common/collective trust funds also known as LifePath Portfolios which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy as the participants come closer to retirement. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.

3 This category includes a common/collective trust fund with an objective to approximate the overall performance of the Citigroup Broad Investment Grade Bond Index. There are currently no redemption restrictions on these investments.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit trusts. Each participating trust's interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each trust those transactions (primarily contributions, distributions and expenses) that can be specifically identified and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant's account balance within each investment fund option.

The participating entities and ownership percentages of the Group Trust are listed below:

	December 31,
	2015	2014
AT&T Master Trust	94.3%	94.2%
BellSouth Savings and Security Plan	5.7%	5.8%
Total	100.0%	100.0%

The Plan's percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2015.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$76	$-	$76
Corporate debt	-	3,168	-	-	3,168
Common/collective trust funds	223,554	1,270,030	154,807	-	1,648,391
103-12 investment entities	-	-	174,297	-	174,297
Equities - common stock	-	1,226,111	150,140	-	1,376,251
Equities - preferred stock	-	-	433	-	433
Publicly traded partnerships	-	8,176	-	-	8,176
Registered investment companies	1,220,725	31,929	4,194	171,302	1,428,150
Group Trust investments at fair value	1,444,279	2,539,414	483,947	171,302	4,638,942
Unsettled trades and other	3,373	(1,746)	(89)	(165,522)	(163,984)
Fully benefit-responsive investments contracts valued at contract value	-	-	-	6,432,747	6,432,747
Group Trust net assets	$1,447,652	$2,537,668	$483,858	$6,438,527	$10,907,705
Plan's percentage ownership interest of investments	-%	-%	-%	9.6%	5.7%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The Plan's percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2014.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$240	$-	$240
Common/collective trust funds	-	1,578,118	184,860	-	1,762,978
103-12 investment entities	-	-	171,733	-	171,733
Equities - common stock	-	1,196,545	155,379	-	1,351,924
Equities - preferred stock	-	-	679	-	679
Publicly traded partnerships	-	5,078	-	-	5,078
Registered investment companies	1,347,889	46,394	2,611	74,556	1,471,450
Group Trust investments at fair value	1,347,889	2,826,135	515,502	74,556	4,764,082
Unsettled trades and other	3,351	(1,329)	703	(309,906)	(307,181)
Fully benefit-responsive investments contracts valued at contract value	-	-	-	6,701,195	6,701,195
Group Trust net assets	$1,351,240	$2,824,806	$516,205	$6,465,845	$11,158,096
Plan's percentage ownership interest of investments	-%	-%	-%	9.8%	5.8%

Net Appreciation (Depreciation) in Fair Value of Group Trust Investments and
Total Investment Income for the year ended December 31, 2015

Group Trust
Total net appreciation/(depreciation) in fair value of Group Trust Investments	$(48,446)
Investment income:
Interest	$161,494
Dividends	58,248
Total investment income of Group Trust Investments	$219,742

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust's assets at fair value as of December 31, 2015:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2015
	Level 1	Level 2	Level 3	Total
Corporate debt	$-	$3,168	$-	$3,168
Interest-bearing cash	76	-	-	76
Common stock	1,376,251	-	-	1,376,251
Preferred stock	433	-	-	433
Publicly traded partnerships	8,176	-	-	8,176
Registered investment companies	1,428,150	-	-	1,428,150
Total assets in fair value hierarchy	$2,813,086	$3,168	$-	$2,816,254
Investments measured at net asset value
U.S. common/collective trusts[1]				1,424,837
International common/collective trusts[2]				223,554
103-12 investments[3]				174,297
Total assets and liabilities at fair value				$4,638,942

The following table sets forth by level, within the fair value hierarchy, the Group Trust's assets at fair value as of December 31, 2014:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2014
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$240	$-	$-	$240
Equities - common stock	1,351,924	-	-	1,351,924
Publicly traded partnerships	5,078	-	-	5,078
Equities - preferred stock	679	-	-	679
Registered investment companies	1,471,450	-	-	1,471,450
Total assets and liabilities in fair value hierarchy	$2,829,371	$-	$-	$2,829,371
Investments measured at net asset value
U.S. common/collective trusts[1]				1,578,118
International common/collective trusts[2]				184,860
103-12 investments[3]				171,733
Total assets and liabilities at fair value				$4,764,082

1The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver diversified exposure to the large-capitalization U.S. equity market as represented by the Russell 3000 Index. This common/collective trust fund has redemption restrictions limited to daily and monthly settlement.

2The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S. and MSCI Emerging Markets Net Dividend Index. The three common/collective trust funds have redemption restrictions limited to daily, weekly or monthly. One fund is invested broadly in developed and emerging market countries, while the other two funds are invested primarily in emerging market countries.

3These are equity commingled funds that invest primarily in developed countries. These funds have redemption restrictions limited to monthly settlement.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Derivative Financial Instruments
In the normal course of operations, Group Trust assets and liabilities held in the AT&T Stable Value Fund (Stable Value Fund) may include derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed provide a measure of the Group Trust's involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and foreign currency exchange rate risk associated with the Stable Value Fund's investment assets. The Group Trust's fiduciaries do not anticipate any material adverse effect on the Group Trust's financial position resulting from its involvement in these instruments.

The following table presents the effect of gains (losses) with respect to these derivative instruments, by type of derivative. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits as Net Income from Investment in AT&T Savings Group Investment Trust to the extent of the Plan's ownership in the Group Trust.

Year Ended
December 31, 2015
Futures contracts	$(464)
Forward foreign currency exchange rate contracts	$16,683

In addition to the derivative financial instruments held by the Group Trust, the Plan also holds derivative financial instruments as Plan investments in its own trust. The following table presents the effect on income with respect to these derivative instruments, by type of derivative. The income is located on the statements of changes in net assets available for benefits a component of net appreciation in fair value of investments.

Year Ended
December 31, 2015
Futures contracts	$653

Futures Contracts
The primary risk managed by the Group Trust using futures contracts is the price risk associated with investments. On behalf of the Group Trust, investment managers enter into various futures contracts to economically hedge investments. These contracts, which are considered derivatives under Accounting Standards Codification Topic 815, Derivatives and Hedging are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange's clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to equity price risk and interest rate risk, in the normal course of pursuing its investment objectives. The U.S. interest rate futures held in the portfolio as of December 31, 2015 and 2014 were used primarily to hedge and manage the duration risk of the portfolio.

The fair value of the open futures contracts is separately disclosed in the detail of the Group Trust investments presented below and are included in the Statement of Net Assets Available for Benefits to the extent of the Plan's ownership in the Group Trust.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

At December 31, 2015, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
U.S. Treasury Bond Future	(403)	3/2016	$(61,961)	$(173)
U.S. Treasury Bond Future	(79)	3/2016	(12,146)	141
U.S. Treasury Bond Future	(44)	3/2016	(6,765)	(10)
U.S. Treasury Bond Future	(63)	3/2016	(9,686)	13
U.S. 10-Year Treasury Note Future	44	3/2016	5,540	(19)
U.S. 10-Year Treasury Note Future	(279)	3/2016	(35,128)	97
U.S. 10-Year Treasury Note Future	183	3/2016	23,041	(74)
90 Day Eurodollar Future	(4)	3/2016	(993)	-
90 Day Eurodollar Future	119	3/2016	29,531	(37)
90 Day Eurodollar Future	(119)	9/2016	(29,433)	40
U.S. 5-Year Treasury Note Future	455	3/2016	53,836	(123)
U.S. 5-Year Treasury Note Future	9	3/2016	1,065	2
U.S. 5-Year Treasury Note Future	651	3/2016	77,027	(153)
U.S. 2-Year Treasury Note Future	197	3/2016	42,795	(57)
U.S. 2-Year Treasury Note Future	(687)	3/2016	(149,240)	226
U.S. 2-Year Treasury Note Future	522	3/2016	113,396	(184)
U.S. Ultra Bond Future	(36)	3/2016	(5,713)	4
U.S. Ultra Bond Future	(148)	3/2016	(23,486)	(130)
U.S. Ultra Bond Future	(28)	3/2016	(4,443)	(27)
Total			$7,237	$(464)

At December 31, 2014, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
U.S. Treasury Bond Future	(14)	3/2015	$(2,024)	$(62)
U.S. Treasury Bond Future	(183)	3/2015	(26,455)	(719)
U.S. Treasury Bond Future	(72)	3/2015	(10,409)	(166)
U.S. Treasury Bond Future	(287)	3/2015	(41,489)	(1,274)
U.S. 10-Year Treasury Note Future	218	3/2015	27,642	173
U.S. 10-Year Treasury Note Future	(192)	3/2015	(24,345)	(28)
U.S. 10-Year Treasury Note Future	304	3/2015	38,546	216
U.S. 5-Year Treasury Note Future	632	3/2015	75,164	65
U.S. 5-Year Treasury Note Future	253	3/2015	30,089	4
U.S. 5-Year Treasury Note Future	(30)	3/2015	(3,568)	(5)
U.S. 2-Year Treasury Note Future	40	3/2015	8,744	(1)
U.S. 2-Year Treasury Note Future	446	3/2015	97,493	(114)
U.S. 2-Year Treasury Note Future	(626)	3/2015	(136,840)	157
U.S. Ultra Bond Future	20	3/2015	3,304	50
U.S. Ultra Bond Future	(117)	3/2015	(19,327)	(947)
U.S. Ultra Bond Future	(224)	3/2015	(37,002)	(1,554)
U.S. Ultra Bond Future	(22)	3/2015	(3,634)	(182)
Total			$(24,111)	$(4,387)

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The fair value of the open futures contracts is presented below and is included in investments on the Plan's Statement of Net Assets Available for Benefits.

At December 31, 2015, open futures contracts held by the Plan were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
S&P e-mini 500 Index Futures U.S.	(6)	3/2016	$(611)	$4
U.S. Treasury Bond Future	54	3/2016	6,799	(12)
Total			$6,188	$(8)

At December 31, 2014, open futures contracts held by the Plan were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
S&P e-mini 500 Index Futures U.S.	19	3/2015	$1,950	$30
U.S. Treasury Bond Future	29	3/2015	3,677	-
Total			$5,627	$30

The futures held in the Plan as of December 31, 2015 and 2014, were used primarily to maintain the target allocations of the portfolio.

Foreign Currency Contracts
The primary risks managed by the Group Trust using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Group Trust's investments denominated in foreign currencies. On behalf of the Group Trust, investment managers enter into forward foreign currency contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies. Although in some cases, forward foreign currency contracts are used to express a view on the direction of a particular currency, risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk). Foreign currency forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The fair value of the foreign currency contracts are disclosed in unsettled trades and other of the Group Trust, which is then allocated to the Plan and is included in Statement of Net Assets Available for Benefits to the extent of the Plan's ownership in the Group Trust.

As of December 31, 2015 and 2014, the contracts held by the Group Trust were:

	Notional Value		Fair Value
	2015	2014	2015	2014
Derivative assets	$195	$64	$-	$-
Derivative liabilities	$201	$64	$-	$-

Fully Benefit-Responsive Investment Contracts
The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies which can be accounted for by the Plans at contract value. Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The investments held by the Stable Value Fund as of December 31, 2015 include Synthetic GICs which are fully benefit-responsive investment contracts. Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Traditional Guaranteed Investment Contracts ("Traditional GICs" also known as "General Account GICs") are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC.

Wrapper contracts are typically issued by a bank or insurance company, and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plans. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate of the contract. Wrapper contracts typically contain contractual provisions that prevent the interest crediting rate from falling below zero.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans' loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plans. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Investment Risk
Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Participants' accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

NOTE 5. PARTIES IN INTEREST TRANSACTIONS

Plan assets are invested in AT&T stock either directly or through the Group Trust. Because the Company is the plan sponsor, transactions involving the Company's stock qualify as party-in-interest transactions.  In addition, certain investments held by the Plan and Group Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various  agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 4, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2015	2014
Net Assets Available for Benefits per the financial statements	$2,293,481	$2,368,223
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	22,337
Distributions payable to participants	(279)	(800)
Net Assets Available for Benefits per the Form 5500	$2,293,202	$2,389,760

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2015:

Distributions to participants per the financial statements	$222,820
Distributions payable to participants at December 31, 2014	(800)
Distributions payable to participants at December 31, 2015	279
Distributions to participants per the Form 5500	$222,299

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Fully benefit-responsive contracts are recorded on the Form 5500 at contract value for the twelve month period ending December 31, 2015. For prior years, fully benefit-responsive contracts were recorded at fair value versus contract value on the financial statements. The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2015:

Total additions per the financial statements	$177,326
Adjustment from contract value to fair value for fully benefit-responsive investment
contracts at December 31, 2014	(22,337)
Total income per the Form 5500	$154,989

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
Indexed Stock Fund
NORTHERN TRUST S&P 500 INDEX STOCK FUND	COMMON/COLLECTIVE TRUST FUND: 17,590 UNITS	$118,093

Balanced Fund
* DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 3,174,891 UNITS	3,175
US TREASURY BILL	0.000% 04/28/2016 DD 04/30/15	599
US TREASURY BILL	0.000% 05/26/2016 DD 05/28/15	599
US TREASURY BILL	0.000% 06/23/2016 DD 06/25/15	619
US TREASURY BILL	0.000% 07/21/2016 DD 07/23/15	617
US TREASURY BILL	0.000% 08/18/2016 DD 08/20/15	617
US TREASURY BILL	0.000% 09/15/2016 DD 09/17/15	118
US TREASURY BILL	0.000% 10/13/2016 DD 10/15/15	118
US TREASURY BILL	0.000% 11/10/2016 DD 11/12/15	118
NORTHERN TRUST QM AGGREGATE BOND INDEX FUND	COMMON/COLLECTIVE TRUST FUND: 42,845 UNITS	21,648
NORTHERN TRUST S&P 500 INDEX STOCK FUND	COMMON/COLLECTIVE TRUST FUND: 4,959 UNITS	33,293
FUTURES CONTRACT	US 10YR TREAS NTS FUTURE (CBT) EXP MAR 16	(12)
FUTURES CONTRACT	S&P 500 EMINI INDEX FUT (CME) EXP MAR 16	4
Total Balanced Fund		61,513

Registered Investment Companies
T ROWE PRICE MID-CAP GROWTH FUND	REGISTERED INVESTMENT COMPANY: 5,889,023 UNITS	255,584
DFA INTERNATIONAL VALUE PORTFOLIO II	REGISTERED INVESTMENT COMPANY: 20,787,194 UNITS	92,919
DFA U.S. SMALL CAP VALUE PORTFOLIO	REGISTERED INVESTMENT COMPANY: 4,313,318 UNITS	131,513
DFA U.S. LARGE CAP VALUE PORTFOLIO II	REGISTERED INVESTMENT COMPANY: 8,652,037 UNITS	132,722
VANGUARD GROWTH INDEX FUND	REGISTERED INVESTMENT COMPANY: 2,248,241 UNITS	123,136
FIDELITY GROWTH AND INCOME PORTFOLIO	REGISTERED INVESTMENT COMPANY: 2,239,283 UNITS	64,693
Total Registered Investment Companies		800,567

LifePath Funds
LIFEPATH 2050 FUND	COMMON/COLLECTIVE TRUST FUND: 424,878 UNITS	5,487
LIFEPATH 2040 FUND	COMMON/COLLECTIVE TRUST FUND: 1,191,222 UNITS	20,418

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)

	Identity of Issue	Description of Investment	Current Value
	LIFEPATH 2030 FUND	COMMON/COLLECTIVE TRUST FUND: 1,805,337 UNITS	30,788
	LIFEPATH 2020 FUND	COMMON/COLLECTIVE TRUST FUND: 1,768,540 UNITS	29,648
	LIFEPATH RETIREMENT FUND	COMMON/COLLECTIVE TRUST FUND: 1,034,156 UNITS	17,260
	Total LifePath Age-Based Retirement Funds		103,601

AT&T Shares Fund
*	AT&T COMMON STOCK	12,519,196 SHARES	430,786
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 5,662,755 UNITS	5,663
	Total AT&T Shares Fund		436,449

	Bond Fund
	FEDERAL HOME LN BK CONS DISC	MAT 01/20/2016	100
	FEDERAL HOME LN BK CONS DISC	MAT 01/22/2016	4,599
	FEDERAL HOME LN BK CONS DISC	0.000% 01/27/2016 DD 01/27/15	200
	FEDERAL HOME LN BK CONS DISC	MAT 02/01/2016	100
	FEDERAL NATL MTG ASSN DISC	MAT 02/08/2016	1,798
	FEDERAL NATL MTG ASSN DISC	0.000% 02/10/2016 DD 02/17/15	2,597
	FEDERAL NATL MTG ASSN DISC	0.000% 02/16/2016 DD 02/23/15	4,695
	SLH PROXY LONG EXPOSURE	SLHOPNTA4	13
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 622,169 UNITS	622
	ABBVIE INC	4.500% 05/14/2035 DD 05/14/15	196
	ABBVIE INC	4.700% 05/14/2035 DD 05/14/15	98
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2046 DD 01/01/16	4,000
	COMMIT TO PUR FNMA SF MTG	3.500% 02/01/2046 DD 02/01/16	4,118
	COMMIT TO PUR FNMA SF MTG	4.000% 02/01/2046 DD 02/01/16	6,337
	ALLY AUTO RECEIVABLES SN1 A2A	0.930% 06/20/2017 DD 03/31/15	491
	AMERICAN EXPRESS CREDIT CORP	VAR RT 09/14/2020 DD 09/14/15	303
	AMERICAN HONDA FINANCE CORP	1.600% 07/13/2018 DD 07/14/15	497
	AMERICAN MUN PWR-OHIO INC	6.449% 02/15/2044 DD 12/09/09	1,171
	AMERICAN WATER CAPITAL CORP	3.400% 03/01/2025 DD 08/14/14	305
	AMGEN INC	3.125% 05/01/2025 DD 05/01/15	855
	APPLE INC	3.200% 05/13/2025 DD 05/13/15	405
	ASSET BACKED SECURITIES HE4 M1	VAR RT 08/15/2033 DD 08/06/03	128
	BANK OF AMERICA NA	VAR RT 06/05/2017 DD 06/05/15	1,395
	BANK OF AMERICA FUNDING 2 D A1	VAR RT 05/25/2035 DD 06/01/05	71
	BEAR STEARNS ARM TRUST 11 1A2	VAR RT 02/25/2033 DD 12/01/02	6
	BEAR STEARNS ARM TRUST 12 13A1	VAR RT 02/25/2036 DD 12/01/05	32
	CHICAGO IL TRANSIT AUTH SALES	6.899% 12/01/2040 DD 08/06/08	116
	CITIGROUP INC	2.650% 10/26/2020 DD 10/26/15	397

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
FNT MORTGAGE-BACKED PASS 3 1A1	6.750% 08/21/2031 DD 07/01/01	2
CREDIT SUISSE MORTGAGE C C4 A3	5.467% 09/15/2039 DD 09/01/06	80
DUKE ENERGY CAROLINAS LLC	3.750% 06/01/2045 DD 03/12/15	834
FEDERAL NATL MTG ASSN	0.875% 02/08/2018 DD 01/07/13	99
FEDERAL NATL MTG ASSN	0.875% 05/21/2018 DD 04/15/13	99
FEDERAL NATL MTG ASSN	1.875% 09/18/2018 DD 08/23/13	101
FNMA GRD REMIC P/T 15-M8 FA	VAR RT 11/25/2018 DD 05/01/15	644
FEDERAL HOME LN MTG CORP	0.875% 03/07/2018 DD 01/17/13	298
FNMA POOL #0255272	4.000% 06/01/2019 DD 05/01/04	72
FNMA POOL #0357414	4.000% 07/01/2018 DD 07/01/03	53
FNMA POOL #0AL2617	6.000% 10/01/2040 DD 11/01/12	388
FNMA POOL #0AM0359	2.310% 08/01/2022 DD 08/01/12	99
FNMA POOL #0AS1338	5.000% 12/01/2043 DD 11/01/13	1,013
FNMA POOL #0AS2091	3.500% 04/01/2029 DD 03/01/14	21
FNMA POOL #0AS2741	5.000% 06/01/2044 DD 05/01/14	875
FNMA POOL #0AS2993	3.500% 08/01/2029 DD 07/01/14	27
FNMA POOL #0AS4201	3.500% 12/01/2029 DD 12/01/14	39
FNMA POOL #0AV1676	4.000% 01/01/2026 DD 10/01/13	269
FNMA POOL #0AV5751	3.500% 04/01/2029 DD 04/01/14	23
FNMA POOL #0AW5318	3.500% 06/01/2029 DD 05/01/14	17
FNMA POOL #0AW5344	3.500% 06/01/2029 DD 06/01/14	4,990
FNMA POOL #0AW7067	3.500% 07/01/2029 DD 06/01/14	3,991
FNMA POOL #0AW7093	3.500% 07/01/2029 DD 06/01/14	31
FNMA POOL #0AZ2306	3.500% 07/01/2030 DD 06/01/15	31
FNMA POOL #0AZ4023	3.500% 06/01/2030 DD 06/01/15	32
FNMA POOL #0AX3144	3.500% 10/01/2029 DD 09/01/14	27
FNMA GTD REMIC P/T 03-W1 1A1	VAR RT 12/25/2042 DD 01/01/03	45
FNMA GTD REMIC P/T 03-25 KP	5.000% 04/25/2033 DD 03/01/03	162
FHLMC MULTICLASS MTG 3626 ME	5.000% 01/15/2040 DD 01/01/10	21
FNMA POOL #0755735	3.500% 05/01/2019 DD 05/01/04	11
FNMA POOL #0915042	5.500% 04/01/2022 DD 04/01/07	2
FNMA POOL #0AB1365	3.500% 08/01/2025 DD 07/01/10	15
FNMA POOL #0AB2130	3.500% 01/01/2026 DD 12/01/10	30
FNMA POOL #0MA2161	3.500% 12/01/2029 DD 12/01/14	38
FNMA POOL #0AD5797	3.500% 06/01/2025 DD 06/01/10	14
FNMA POOL #0AE0676	3.500% 01/01/2026 DD 12/01/10	45
FNMA POOL #0AE3895	3.500% 11/01/2025 DD 10/01/10	14
FNMA POOL #0AE5487	3.500% 10/01/2025 DD 10/01/10	6
FNMA POOL #0AE7060	3.500% 12/01/2025 DD 11/01/10	30
FLORIDA POWER & LIGHT CO	4.125% 02/01/2042 DD 12/13/11	497
GNMA POOL #0AE7708	4.000% 08/15/2043 DD 08/01/13	51
GNMA POOL #0AL0766	3.500% 01/15/2045 DD 01/01/15	689
GNMA POOL #0AL5269	3.500% 02/15/2045 DD 02/01/15	1,345
GNMA POOL #0AN4392	4.000% 06/15/2045 DD 06/01/15	2,075
GSR MORTGAGE LOAN TRUST AR6 1A1	VAR RT 09/25/2035 DD 09/01/05	208

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
GNMA POOL #0782523	5.000% 11/15/2035 DD 12/01/08	114
GNMA POOL #0705997	5.000% 01/15/2039 DD 01/01/09	237
GENERAL ELECTRIC CO	4.125% 10/09/2042 DD 10/09/12	488
GOLDMAN SACHS GROUP INC/THE	VAR RT 04/23/2020 DD 01/23/15	401
HONDA AUTO RECEIVABLES 20 2 A2	0.690% 08/21/2017 DD 05/20/15	699
HOST HOTELS & RESORTS LP	4.000% 06/15/2025 DD 05/15/15	575
JP MORGAN CHASE & CO	2.250% 01/23/2020 DD 01/23/15	394
JP MORGAN CHASE & CO	2.550% 10/29/2020 DD 10/29/15	793
JP MORGAN CHASE COMMER LDP9 A3	5.336% 05/15/2047 DD 12/01/06	582
JP MORGAN CHASE COMMER LDPX A3	5.420% 01/15/2049 DD 03/01/07	462
LOS ANGELES CALIF UNI SCH DIST	5.750% 07/01/2034 DD 10/15/09	482
ML CFC COMMERCIAL MORTGAG 4 A3	5.172% 12/12/2049 DD 12/01/06	166
MERCEDES-BENZ AUTO RECEIV 1 A2	0.430% 02/15/2017 DD 07/09/14	91
MERRILL LYNCH MORTGAGE IN E A1	VAR RT 11/25/2029 DD 09/23/04	82
MICROSOFT CORP	4.000% 02/12/2055 DD 02/12/15	719
MIDAMERICAN ENERGY CO	4.4% 10/15/2044 DD 04/03/14	404
MORGAN STANLEY ABS CAP HE6 A2C	VAR RT 11/25/2035 DD 11/29/05	128
MORGAN STANLEY CAPITAL 11AR 1A1	VAR RT 01/25/2035 DD 12/29/04	57
NEW YORK CITY NY TRANSITIONAL	5.750% 02/01/2035 DD 03/03/10	528
NEW YORK CITY NY TRANSITIONAL	5.767% 08/01/2036 DD 10/22/09	858
NEW YORK ST DORM AUTH ST PERSO	5.289% 03/15/2033 DD 10/14/10	467
ONEOK PARTNERS LP	6.150% 10/01/2016 DD 09/25/06	205
ONEOK PARTNERS LP	3.250% 02/01/2016 DD 01/26/11	200
PACIFIC GAS & ELECTRIC CO	3.400% 08/15/2024 DD 08/18/14	903
PHILIP MORRIS INTERNATIONAL IN	3.250% 11/10/2024 DD 11/10/14	905
PRIME MORTGAGE TRUST 2 CL1 1A2	VAR RT 02/25/2034 DD 01/25/04	16
PRIME MORTGAGE TRUST 2 CL1 2A2	VAR RT 02/25/2019 DD 01/25/04	-
PROLOGIS LP	4.250% 08/15/2023 DD 08/15/13	526
PUBLIC PWR GENERATION AGY NE R	7.242% 01/01/2041 DD 07/16/09	119
SLM STUDENT LOAN TRUST 200 9 A	VAR RT 04/25/2023 DD 08/28/08	301
SBA GTD PARTN CTFS 2003-20C 1	4.500% 03/01/2023 DD 03/12/03	1,276
SBA GTD PARTN CTFS 2005-20B 1	4.625% 02/01/2025 DD 02/16/05	720
SBA GTD PARTN CTFS 2008-20D 1	5.370% 04/01/2028 DD 04/16/08	677
SBA GTD PARTN CTFS 2008-20E 1	5.490% 05/01/2028 DD 05/14/08	685
SBA GTD PARTN CTFS 2008-20F 1	5.680% 06/01/2028 DD 06/11/08	290
SBA GTD PARTN CTFS 2009-20A 1	5.720% 01/01/2029 DD 01/14/09	93
SBA GTD PARTN CTFS 2008-10A 1	5.471% 03/10/2018 DD 03/26/08	94
SOUTH DAKOTA ST EDUCTNL ENHANC	3.539% 06/01/2022 DD 03/14/13	2,018
SOUTHERN CALIFORNIA GAS CO	4.450% 03/15/2044 DD 03/13/14	208
STRUCTURED ADJUSTABLE R 12 7A1	VAR RT 09/25/2034 DD 08/01/04	489
STRUCTURED ASSET INCESTME 8 M1	VAR RT 09/25/2034 DD 08/25/04	320
STRUCTURED ASSET SEC M 21A 1A1	VAR RT 01/25/2032 DD 12/01/01	2
STRUCTURED ASSET SEC COR 1A 4A	VAR RT 02/25/2032 DD 01/01/02	3
STRUCTURED ASSET MORTG AR4 2A1	VAR RT 12/19/2034 DD 07/30/04	69
THORNBURG MORTGAGE SECUR 1 I1A	VAR RT 03/25/2044 DD 03/31/04	777

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
(Dollars in Thousands)
	Identity of Issue	Description of Investment	Current Value
	PRINCETON UNIVERSITY	5.700% 03/01/2039 DD 01/21/09	395
	US TREAS-CPI INFLAT	2.375% 01/15/2025 DD 07/15/04	4,447
	US TREAS-CPI INFLAT	2.000% 01/15/2026 DD 01/15/06	666
	US TREAS-CPI INFLAT	2.375% 01/15/2027 DD 01/15/07	954
	US TREAS-CPI INFLAT	1.750% 01/15/2028 DD 01/15/08	744
	US TREAS-CPI INFLAT	2.500% 01/15/2029 DD 01/15/09	1,575
	US TREAS-CPI INFLAT	1.375% 02/15/2044 DD 02/15/14	208
	US TREAS-CPI INFLAT	0.125% 04/15/2020 DD 04/15/15	5,114
	UNIV OF CALIFORNIA CA RGTS MED	6.583% 05/15/2049 DD 12/17/09	1,293
	UNIV OF CALIFORNIA CA REVENUES	6.270% 05/15/2031 DD 08/27/09	334
	UNIV OF CALIFORNIA CA REVENUES	5.770% 05/15/2043 DD 08/27/09	1,226
	VERIZON COMMUNICATIONS INC	4.150% 03/15/2024 DD 03/17/14	1,028
	VISA INC	3.150% 12/14/2025 DD 12/14/15	400
	WACHOVIA CORP	VAR RT 06/15/2017 DD 06/08/07	997
	WAL-MART STORES INC	3.300% 04/22/2024 DD 04/22/14	1,032
	WELLS FARGO BANK NA	VAR RT 06/15/2017 DD 06/12/14	897
	Total Bond Fund		96,031

Interest Bearing Cash
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND		1,878

*	Loans to Plan Participants	4.25% - 10.50%	65,809

	Total		$1,683,941

*	Party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Savings and Security Plan

By AT&T Services, Inc., Plan Administrator for the Foregoing Plan

By	/s/ Debra L. Dial
Debra L. Dial
Senior Vice President and Controller

Date: June 17, 2016

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm